United States securities and exchange commission logo





                             March 26, 2021

       James DiPrima
       Chief Executive Officer
       Green Stream Holdings Inc.
       16620 Marquez Ave.
       Pacific Palisades, CA 90272

                                                        Re: Green Stream
Holdings Inc.
                                                            Amendment No. 4 to
Form 10-12G
                                                            Filed March 10,
2021
                                                            File No. 000-53279

       Dear Mr. DiPrima:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 4 to Form 10-12G

       Item 1. Description of Business, page 3

   1. We note your response to comment 1. We note your disclosure indicates that you intend to rely on Mr. Morali
and his company. It appears that, based on your revisions, you will actually be relying on
Amergy and Mr. DeCicco. Please expand your disclosure as
                                                        appropriate to discuss
this entity's role, the services to be provided, and how they will receive payment.
Additionally, please clarify how Renewable Energy Development and
                                                        Amergy will be paid for
the services that they provide. For example, please clarify if they receive a percentage of
the fees, if they will be paid by you up front or in installments, and if their payments
are contingent on reaching certain milestones or product
                                                        achievement levels.
 James DiPrima
FirstName  LastNameJames
Green Stream  Holdings Inc. DiPrima
Comapany
March      NameGreen Stream Holdings Inc.
       26, 2021
March2 26, 2021 Page 2
Page
FirstName LastName
Purchase Agreements, page 5

2. We note your disclosure generally indicates that you will install the solar systems and then enter into power purchase agreements. However, in this section, you state, "Once the PPA is signed, a typical installation can usually be completed in three to six months." Please revise your disclosure as appropriate to address this discrepancy, or otherwise clarify what you mean by this statement.
Plan of Operation, page 6

3. We note your response to comments 4 and 5 of our letter. We note your disclosure that you have entered into six leases. In this section, you have only provided disclosure regarding five leases. Please revise to disclose all six leases. Further, please clarify which three you are actively seeking to develop. We also note on page 8, you refer to the Imaly
         Street system as being operational, even though it does not appear to have been completed yet. Please revise or advise. Additionally, it is still not clear what the basis is for your assertion that you will receive $60,000 per quarter once you have four sites in operation.
         Please revise to provide support for this figure. Further, please specify how much funding you currently have available to invest in the proposed installations. Additionally, please clarify whether any of the leases contain an option to renew the lease at the end of the term.
4. We note your disclosure that the companies, whose rooftops you are leasing, will have the option to purchase the equipment from you at the end of 20 years; however the lease term is for 25 years. Please explain the impact that purchase may have on your operations, including disclosure as to whether you would continue to receive funds and tax credits.
Item 5. Directors and Executive Officers; Key Employees, page 32

5. We note, on page F-12, Michael Sheikh is identified as your chief financial officer.
         Please advise or revise to include disclosure regarding his experience. Please otherwise identify the individual serving as your chief financial officer. Additionally, if appropriate, please include disclosure regarding his securities ownership in the table on page 32.
         Further, please advise whether Mark Markham still holds shares, as indicated on page F-
         12. We note that he has been removed from the table on page 32.
General

6. We note your response to comment 10 of our letter. In an appropriate section, please disclose specific current conflicts of interest. For example, please disclose whether there are currently any agreements with affiliates of the Chief Executive Officer or the
         Company. Further, file all agreements with these parties in accordance with Item
         601(b)(10) of Regulation S-K.
 James DiPrima
FirstName  LastNameJames
Green Stream  Holdings Inc. DiPrima
Comapany
March      NameGreen Stream Holdings Inc.
       26, 2021
March3 26, 2021 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Mcphee at (202) 551-3693 or Kristina Marrone at
(202) 551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Pamela Long at (202) 551-3765
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Peter Campitiello, Esq.